

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Stephen Bratspies
Chief Executive Officer
Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, NC 27105

> **Re: Hanesbrands Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed February 8, 2023**
> **File No. 001-32891**

Dear Stephen Bratspies:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services